UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ACCELERON PHARMA INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00434H108

(CUSIP Number)

John Gannon

Polaris Partners

1000 Winter Street, Suite 3350

Waltham, MA 02451

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00434H108	Page 2 of 11

1.	Names of Reporting Persons. Polaris Venture Partners IV, L.P. (“PVP IV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,257,906
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,257,906
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,257,906
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00434H108	Page 3 of 11

1.	Names of Reporting Persons. Polaris Venture Partners Entrepreneurs’ Fund IV, L.P. (“PVPE IV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,230
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,230
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,230
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00434H108	Page 4 of 11

1.	Names of Reporting Persons. Polaris Venture Management Co. IV, L.L.C. (“PVM IV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,317,136
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,317,136
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,317,136
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00434H108	Page 5 of 11

1.	Names of Reporting Persons. Jonathan A. Flint (“Flint”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,317,136
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,317,136
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,317,136
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00434H108	Page 6 of 11

1.	Names of Reporting Persons. Terrance G. McGuire (“McGuire”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,333
	8.	Shared Voting Power 3,317,136
	9.	Sole Dispositive Power 3,333
	10.	Shared Dispositive Power 3,317,136
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,320,469
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00434H108	Page 7 of 11

1.	Names of Reporting Persons. Alan G. Spoon (“Spoon”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,317,136
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,317,136
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,317,136
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00434H108	Page 8 of 11

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on February 14, 2014, by the Reporting Persons (the “Schedule 13D”), with respect to shares of common stock, par value $0.001 per share of the Issuer (“Common Stock”) beneficially owned by the Reporting Persons. Except as amended or supplemented in this Amendment No. 1, all other information in the Schedule 13D is as set forth therein. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b).

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)
PVP IV	3,257,906	0	3,257,906	0	3,257,906	3,257,906	10.5%
PVPE IV	59,230	0	59,230	0	59,230	59,230	0.2%
PVM IV	3,317,136	0	3,317,136	0	3,317,136	3,317,136	10.7%
Flint	0	0	3,317,136	0	3,317,136	3,317,136	10.7%
McGuire(3)	3,333	3,333	3,317,136	3,333	3,317,136	3,320,469	10.7%
Spoon	0	0	3,317,136	0	3,317,136	3,317,136	10.7%

(1)	PVM IV is the general partner of PVP IV and PVPE IV, and Flint, McGuire and Spoon serve as managing members of PVM IV. Flint, McGuire and Spoon may be deemed to have shared voting and investment control over the shares of Common Stock beneficially owned by PVM IV, PVP IV and PVPE IV and therefore may be deemed to beneficially own the shares of Common Stock beneficially owned by PVM IV, PVP IV and PVPE IV.
(2)	Percentages calculated based on a total of 31,160,274 shares of Common Stock outstanding of the Issuer as of January 31, 2014, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2014, and without giving effect to the Transaction reported below in Item 6, which has not yet closed.
(3)	Includes options to purchase 3,333 shares of Common Stock, which are presently vested and exercisable or will become vested and exercisable within 60 days.

(c)	Except as described in this statement, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On April 2, 2014, PVP IV and PVPE IV entered into a Stock Purchase Agreement with Celgene Corporation, a Delaware corporation (“Celgene”), pursuant to which PVP IV and PVPE IV will sell 307,893 and 5,598 shares of Common Stock, respectively, of the Issuer held by PVP IV and PVPE IV to Celgene for a purchase price of $42.86 per share (the “Transaction”).

The Transaction is subject to customary closing conditions, including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in the United States. As a result of the closing of the Transaction, the Reporting Persons will beneficially own and aggregate of 313,491 fewer shares of Common Stock of the Issuer.

The Stock Purchase Agreement is attached hereto as Exhibit 99.1, and the information set forth in response to this Item 6 is qualified in its entirety by reference to the Stock Purchase Agreement which is incorporated by reference herein.

CUSIP No. 00434H108	Page 9 of 11

Item 7. Material to be Filed as Exhibits.

Exhibit 1—Joint Filing Agreement

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit at the end of Item 7:

Exhibit 99.1	Stock Purchase Agreement, dated as of April 2, 2014.

CUSIP No. 00434H108	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2014

POLARIS VENTURE PARTNERS IV, L.P.

By:	Polaris Venture Management Co. IV, L.L.C.

By:	/s/ Terrance G. McGuire
Managing Member

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND IV, L.P.

By:	Polaris Venture Management Co. IV, L.L.C.

By:	/s/ Terrance G. McGuire
Managing Member

POLARIS VENTURE MANAGEMENT CO. IV, L.L.C.

By:	/s/ Terrance G. McGuire
Managing Member

JONATHAN A. FLINT

By:	/s/ Jonathan A. Flint
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	/s/ Terrance G. McGuire
Terrance G. McGuire

ALAN G. SPOON

By:	/s/ Alan G. Spoon
Alan G. Spoon